SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

SCHEDULE TO

(Rule 14d-100)

Tender Offer Statement under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

NISOURCE INC.

(Name of Subject Company (Issuer) and Filing Person (Offeror))

Shares of Series A Fixed- Rate Reset Cumulative Redeemable Perpetual Preferred Stock,

liquidation preference $1,000 per share

(Title of Class of Securities)

65473P AC9 and U65483 AA4

(CUSIP Number of Class of Securities)

Shawn Anderson

Vice President, Treasurer and Chief Risk Officer

NiSource Inc.

801 East 86th Avenue

Merrillville, Indiana 46410

(877) 647-5990

(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing persons)

With a Copy to:

Robert J. Minkus, Esq.

Schiff Hardin LLP

233 S. Wacker Drive, Suite 7100

Chicago, Illinois 60606

(312) 258-5500

CALCULATION OF FILING FEE

Transaction valuation*	Amount of filing fee*
Not applicable	Not applicable

*	Pursuant to General Instruction D to Schedule TO, no filing fee is required for pre-commencement communications.

☐

Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing

Amount Previously Paid:	Filing Party:
Form or Registration No.:	Date Filed:

☒	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transaction to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1
☒	issuer tender offer subject to Rule 13e-4
☐	going-private transaction subject to Rule 13e-3
☐	amendment to Schedule 13D under Rule 13d-2

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

Incorporated by reference into this filing is the preliminary prospectus (the “Preliminary Prospectus”) contained in the Form S-4 Registration Statement (File No. 333-228790) of NiSource Inc., a Delaware corporation (“NiSource”), filed with the Securities and Exchange Commission (the “SEC”) on December 13, 2018 with respect to the proposed offer by NiSource to exchange any and all shares of its 5.650% Series A Fixed-Rate Reset Cumulative Redeemable Perpetual Preferred Stock, liquidation preference $1,000 per share (“Series A Preferred Stock”), which were issued in a transaction exempt from registration under the Securities Act of 1933, as amended (the “Securities Act”; such unregistered shares, the “Old Shares”), for up to 400,000 shares of Series A Preferred Stock that have been registered under the Securities Act. The exchange offer will be made upon the terms and subject to the conditions set forth in the Preliminary Prospectus and the related Letter of Transmittal and instructions thereto, as they may be revised prior to commencement of the exchange offer.

The exchange offer described in the Preliminary Prospectus has not yet commenced. At the time the exchange offer commences, NiSource will provide holders of Old Shares with written materials explaining the precise terms and timing of the exchange offer. Holders of Old Shares should read these written materials carefully when they become available because they will contain important information about the exchange offer. NiSource will also file these written materials with the SEC as part of a tender offer statement upon the commencement of the exchange offer. Holders of Old Shares will be able to obtain additional copies of these written materials and other documents filed by NiSource with the SEC free of charge either from the SEC’s website at www.sec.gov or by written request to Corporate Secretary, NiSource Inc., 801 East 86th Avenue, Merrillville, Indiana 46410.

Item 12.	Exhibits.

Exhibit Number	Description

(a)(4)(iii)	Preliminary Prospectus, dated December 13, 2018 (incorporated by reference to NiSource’s Registration Statement on Form S-4 (Registration No. 333-228790), filed on December 13, 2018).